SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of March, 2005.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page
1.	ORIX Update (Third Quarter for the October 1-December 31, 2004 Period) sent to shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: March 10, 2005	By	/s/ Yukio Yanase
Yukio Yanase
Deputy President
ORIX Corporation

O R I X

u p d a t e

October/

November/

December/

Corporate Information

Shareholder Information

Total Number of Shares Authorized:

259,000,000 shares

Total Number of Shares Outstanding:

84,432,514 shares

Number of Shareholders:

8,974

(As of September 30, 2004)

Third Quarter

Period ended December 31, 2004

Stock Exchange Listings

Tokyo Stock Exchange

Osaka Securities Exchange

Securities Code—8591

New York Stock Exchange

Trading Symbol—IX

Financial Reports on ORIX’s Website

Annual Report

Quarterly Financial Results

Analysis of Quarterly Financial Results

Update Newsletter

US SEC Form 20-F

For Further Information, Please Contact:

ORIX Corporation

Corporate Communications,

Office of the President

Mita NN Bldg.,

4-1-23, Shiba, Minato-ku,

Tokyo 108-0014, Japan

Tel: 81-3-5419-5102

Fax: 81-3-5419-5901

E-mail: orixir@orix.co.jp

Website: http://www.orix.co.jp/grp/index_e.htm

40 Years and Beyond

Surviving and Thriving in Changing Times

FINANCIAL HIGHLIGHTS

ORIX Consolidated Financial Highlights (Unaudited)

	(Millions of U.S. dollars/Millions of yen except per share amounts)
	2004.4–12	2004.4–12	Change on 2003.4-12	2004.10–12	Change on 2003.10-12
Total Revenues	$5,872	¥611,903	Up 19%	¥209,552	Up 21%
Income before Income Taxes*	1,089	113,458	Up 40%	44,283	Up 74%
Net Income	650	67,718	Up 48%	25,030	Up 73%
Earnings Per Share (Basic) (Yen/US$)	$7.76	¥808.27	Up 47%	¥298.51	Up 73%
Earnings Per Share (Diluted) (Yen/US$)	7.13	743.17	Up 46%	274.02	Up 70%

	2004.12	2004.12	Change on 2004.3	Change on 2003.12
Shareholders’ Equity	$6,154	¥641,332	Up 14%	Up 16%
Total Assets	56,358	5,873,033	Up 4%	Up 4%
Shareholders’ Equity Per Share (Yen/US$)	$73.34	¥7,642.86	Up 13%	Up 16%

*	“Income before income taxes” refers to “income before discontinued operations, extraordinary gain and income taxes” in the consolidated statements of income.
**	U.S. dollar amounts have been calculated at ¥104.21 to $1.00, the approximate exchange rate prevailing at December 31, 2004. Unless otherwise stated, all amounts shown are in millions of Japanese yen or millions of U.S. dollars, except for per share data, which are in single yen or dollars.

Summary of Consolidated Financial Results

1. Nine-Month Period Highlights (April 1–December 31, 2004)

Revenues in the first nine months of the fiscal year ending March 31, 2005 increased 19% year on year, to ¥611,903 million, income before income taxes* rose 40%, to ¥113,458 million, and net income grew 48%, to ¥67,718 million.

Revenues from “direct financing leases,” “residential condominium sales,” and “gains on sales of real estate under operating leases” were down compared with the same period of the previous fiscal year. However, revenues from “operating leases,” “interest on loans and investment securities,” “brokerage commissions and net gains on investment securities,” “life insurance premiums and related investment income” and “other operating revenues” grew during the period. On the other hand, expenses for “interest expense,” “costs of residential condominium sales” and “provision for doubtful receivables and probable loan losses” decreased while “depreciation-operating leases,” “life insurance costs,” “other operating expenses” and “write-downs of long-lived assets” increased in the same period. Furthermore, “equity in net income of affiliates” and “gains on sales of affiliates” contributed to the higher earnings.

Segment profits were up year on year for almost all segments. The “corporate financial services” segment had higher segment profits thanks to the expansion of the automobile leasing operations and loans to corporate customers, while the “rental operations” were up thanks to the expansion of automobile operating leases.

The “real estate-related finance” segment was up due to the expansion of corporate loans, which include non-recourse loans, while the “real estate” segment saw contributions from the building maintenance operations. The “life insurance” segment had higher segment profits thanks to the increase in new contracts and focus on more profitable life insurance products, while the “other” segment was higher due to the increase in gains on investment securities at our venture capital operations and contribution from equity in net income of affiliates. Overseas, “The Americas” saw higher profits thanks to net gains on investment securities and on the sales of real estate, while “Europe” went from a segment loss to a segment profit. Finally, the “Asia and Oceania” segment was down year on year.

Operating assets were up 5% to ¥5,072,970 million, and total assets were up 4%, to ¥5,873,033 million compared to March 31, 2004. Shareholders’ equity increased 14% on March 31, 2004, to ¥641,332 million, and the shareholders’ equity ratio was 10.9% compared with 10.0% at March 31, 2004. ROE (annualized) rose from 11.6% to 15.0% and ROA (annualized) improved from 1.05% to 1.57% compared with the nine months ended December 31, 2003.

2. Forecasts for the Fiscal Year Ending March 31, 2005

For the fiscal year ending March 31, 2005, we have revised our forecast as follows: “Revenues” ¥810,000 million (up 13% compared with the fiscal year ended March 31, 2004), “income before income taxes” of ¥134,000 million (up 32%), and “net income” of ¥80,000 million (up 48%).

For details on the Third Quarter earnings announcement, please access “Third Quarter Results 2004/12” and “Analysis of Third Quarter Results 2004/12” on ORIX’s website at: http://www.orix.co.jp/grp/ir_e/data/report/index.htm

In addition, ORIX is scheduled to announce its annual results for the fiscal year ending March 31, 2005, on Tuesday, April 26, 2005.

1 ORIX Update

DEVELOPMENT OF ORIX’S OVERSEAS OPERATIONS

Yukio Yanase Deputy President Responsible for Overseas Operations Alternative Investment & Development Headquarters Office of the President

Interviewer: Could you please describe ORIX’s development and strengths in its overseas operations?

Yanase: At present, ORIX has 42 companies operating in 23 countries and regions overseas. These companies are engaged primarily in the provision of financial services. ORIX began to develop this overseas network 33 years ago in 1971 when it entered the Hong Kong market. Compared with other Japanese financial service companies, ORIX has a very broad international network covering the United States, Asia, Oceania, Europe, the Middle East and Northern Africa.

Let me divide our overseas activities into three geographic segments—the Americas, Asia and Oceania, and Europe—and give you some information on the breakdown of our assets, our strengths, and strategies in each of these regions.

In the Americas, we have operating assets of approximately ¥436 billion. Of this total, investment in securities accounts for 32% and installment loans for 29%. Of the remainder, investment in direct financing leases represents 28% and investment in operating leases 11%. The financial markets are more highly developed in the Americas than in Japan; so this means that markets are larger and the investor base has more depth. Therefore, to operate effectively in this region, we have employed professional staff with experience and know-how, and, for many years, we have made investments in corporate bonds and CMBS (commercial mortgage-backed securities). By controlling risk, we have been successful in generating a steady income stream.

Turning to Asia and Oceania, we have operating assets of about ¥354 billion. This breaks down to 40% in investment in direct financing leases, 35% in installment loans, 21% in investment in operating leases, and the remaining 3% in investment securities. We observe three criteria when establishing subsidiaries and affiliates in Asia and Oceania. First, we select top-class partner companies in the countries where we set up operations. Second, we transfer our management know-how to local management. Finally, we concentrate on transactions with local companies. The fact that we focused on these three criteria represents both the key feature of our activities in Asia and Oceania and our strengths.

To give you an example, when we established a local subsidiary in Singapore in 1972, ORIX invested 50% of the capital. The remainder was provided by our partners, Development Bank of Singapore (DBS) with 30% and United Overseas Bank (UOB) with 20%. We adopted our own approach to developing the business activities of the subsidiary by combining the information on local corporations and the credit analysis capabilities of ORIX’s partners with ORIX’s own marketing and risk management know-how. Most of the customers of this subsidiary are SMEs in the local market, who we provide a range of financial services, especially leases and installment sales for machinery and transportation equipment. Each of our subsidiaries and affiliates in Asia and Oceania also focuses on providing financing for SMEs.

Another of our strengths in Asia and Oceania is that we have developed innovative business opportunities by transferring our business know-how in automobile leasing and the rental of precision measuring and office automation (OA) equipment from Japan to the region. ORIX offers automobile leasing services in 15 countries in the region and rentals of precision measuring and OA equipment in four countries.

In Europe, we have approximately ¥52 billion in operating assets, with 62% of this invested in operating leases, 17% in installment loans, 13% in direct financing leases, and 8% in investment securities. ORIX’s principal business in Europe centers on aircraft operating leases.

Interviewer: How do you view the prospects for the further development of ORIX’s overseas operations?

Yanase: At present, the world economy seems to be on a firm footing, and the operating environment is relatively stable. In our overseas operations, we are now in a position to make serious consideration of opportunities for expansion.

In the Americas, in our corporate finance activities, we want to offer an integrated range of services, ranging from loans to corporate bond investments and capital participation, to meet the needs of SMEs. In our real estate activities, we want to integrate our property development and real estate loan operations and enhance the sophistication of our CMBS investment operations. In our leasing activities, we are looking to develop new relationships with marketing companies to expand our position in the vendor leasing business. The United States is clearly the most highly developed financial market in the world, and one of our objectives in the U.S. market is to identify and pursue promising new business opportunities.

In Asia and Oceania, we believe one important opportunity we should pursue is building on our existing franchise—which is focused on servicing the needs of SMEs—and offer these customers more leasing and lending services. The key to stable earnings in the SME business segment is spreading risk across a portfolio of small loan accounts. The second business where we want to focus is strengthening our automobile leasing activities and substantially increasing earnings from this source. The third opportunity we see is tapping new business opportunities in the Middle East by expanding existing operations and entering new geographical markets. Going forward, Asia is a dynamic growth region, and we intend to focus aggressively on seizing new opportunities, including diversifying the services we can provide and looking for M&A opportunities.

Note: All data for operating assets is as of March 31, 2004.

ORIX update 2

TOPICS AND COMPANY OUTLINE

Acquisition of Kitakanto Lease

ORIX acquired all issued shares of Kitakanto Lease Company Limited from the Ashikaga Financial Group, Inc., in January 2005 and, simultaneously, sold Ashikaga Bank, Limited, a 5% interest in Kitakanto Lease. ORIX, Ashikaga Bank, and Kitakanto Lease signed a Memorandum of Understanding to preserve and strengthen their three-way collaboration.

With the president of Kitakanto Lease retaining his current position, an executive officer system will be introduced and a new management team will be appointed, including personnel seconded from ORIX. All full-time employees will remain with Kitakanto Lease, and the company’s operating network, consisting of its head office and five branch offices, will continue operations. The company will merge with ORIX’s Utsunomiya Branch, with a target date of March 31, 2005, and will be renamed ORIX Kitakanto Corporation. The company will be better able to serve its customers by combining the operating base of Ashikaga Bank and Kitakanto Lease with ORIX’s financial expertise and service capabilities. ORIX Kitakanto will promote solution businesses targeting small and medium-sized companies.

ORIX will position ORIX Kitakanto as its regional operating headquarters in the northern Kanto region, focusing on Tochigi Prefecture. Looking forward, ORIX Kitakanto is expected to become a model for ORIX’s new regionally focused business activities.

ORIX Chosen as Sponsor for Daikyo Incorporated

In January 2005, ORIX was chosen as the sponsor for Daikyo Incorporated, which is currently undergoing rehabilitation under the auspices of the Industrial Revitalization Corporation of Japan.

Daikyo, Japan’s largest condominium developer, will make a third-party allocation of common shares to ORIX for about ¥23 billion in the latter part of March 2005. ORIX will therefore become Daikyo’s largest shareholder with approximately 43.98% of the outstanding shares. In addition, ORIX will purchase outstanding preferred shares from existing holders, with a total face value of ¥20 billion. Moreover, ORIX will provide Daikyo with up to about ¥20 billion in financing for the purchase of land for condominium development.

ORIX regards its investment in Daikyo as part of its corporate rehabilitation business. By providing capital and new management, ORIX aims to enhance the corporate value of the Daikyo Group and increase the value of its investment. Daikyo believes that the capital participation from ORIX will help strengthen its financial base and improve its credibility and brand image.

Going forward, Daikyo will move to a “Company with Committees” board model and take other necessary steps to create a corporate governance system appropriate for rehabilitation. ORIX will move quickly and steadily toward the rehabilitation of Daikyo by taking maximum advantage of the leading brand position Daikyo has created in its industrial sector as well as its strong supply and sales capabilities.

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 24 countries and regions worldwide, ORIX’s activities include leasing, corporate and consumer finance, real estate-related finance and development, life insurance, and investment banking. For more details, please visit our website at: http://www.orix.co.jp/grp/index_e.htm

Note:  Figures for “Stock Price Movement” have been adjusted for a 1.2:1 share split effected on May 19, 2000.

Forward-Looking Statements

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission.

3 ORIX update